LOAN AND SECURITY AGREEMENT

BY AND AMONG

CATHAY BANK

AND

SILICON STORAGE TECHNOLOGY, INC.
A CALIFORNIA CORPORATION,

SST INTERNATIONAL LTD,
A CAYMAN ISLANDS CORPORATION,

SST RG LLC,
A DELAWARE LIMITED LIABILITY COMPANY,

SST COMMUNICATIONS CORP.,
A DELAWARE CORPORATION

AND

EMOSYN INTERNATIONAL LTD,
A CAYMAN ISLANDS CORPORATION

DATED AS OF AUGUST 11, 2005

TABLE OF CONTENTS

**Page**

LOAN AND SECURITY AGREEMENT

This Loan Agreement (this "Agreement") is made and entered into as of August 11, 2005, by and between CATHAY BANK ("Bank"), and SILICON STORAGE TECHNOLOGY, INC., a California corporation ("Borrower").

RECITALS

A.   Borrower wishes to obtain credit from Bank in the amount of up to Thirty-five Million Dollars ($35,000,000).

B.   Subject to the representations and warranties of Borrower herein and upon the terms and conditions set forth in this Agreement, Bank is willing to extend credit to Borrower.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals and the terms and conditions and agreements contained herein, the parties hereby agree as follows:

1.   <u>Accounting And Other Terms</u>.

Accounting terms not defined in this Agreement will be construed following GAAP. Calculations and determinations must be made following GAAP. The term "financial statements" includes the notes and schedules. The terms "including" and "includes" always mean "including (or includes) without limitation," in this or any Loan Document.

2.   <u>Loan And Terms Of Payment</u>

2.1   <u>Promise to Pay</u>. Borrower promises to pay Bank the unpaid principal amount of all Credit Extensions and interest on the unpaid principal amount of the Credit Extensions.

2.1.1   <u>Revolving Advances</u>.

(a)   Bank will make Advances not exceeding (i) the lesser of (A) the amount of the Revolving Line; (B) the Borrowing Base (however, no Borrowing Base is needed if borrowing is less than $20,000,000). Amounts borrowed under this Section may be repaid and reborrowed during the term of this Agreement.

(b)   To obtain an Advance, Borrower must notify Bank by facsimile or telephone by 11:00 a.m. Pacific time on the Business Day the Advance is to be made if the advance is to be wired out of the Bank and by 3:00 p.m. Pacific time for disbursement to an account within Cathay Bank. Borrower must promptly confirm the notification by delivering to Bank the Payment/Advance Form attached as Exhibit B. Bank will credit Advances to Borrower's deposit account. Bank may make Advances under this Agreement based on instructions from a Responsible Officer or his or her designee or without instructions if the Advances are necessary to meet Obligations which have become due. Bank may rely on any telephone notice given by a person whom Bank believes is a Responsible Officer or designee. Borrower will indemnify Bank for any loss Bank suffers due to such reliance.

(c)   The Revolving Line terminates on the Revolving Maturity Date, when all Advances and interest accrued are immediately payable.

(d)   Bank's obligation to lend the undisbursed portion of the Obligations will terminate if, in Bank's sole discretion, there has been a material adverse change in the general affairs, management, results of operation, condition (financial or otherwise) or the prospect of repayment of the Obligations, or there has been any material adverse deviation by Borrower from the most recent business plan of Borrower presented to and accepted by Bank prior to the execution of this Agreement.

2.2   Overadvances. If Borrower's Obligations under Section 2.1.1, exceed the lesser of either (i) the Revolving Line or (ii) the Borrowing Base, Borrower must immediately pay Bank the excess.

2.3   Interest Rate, Payments.

(a)   Interest Rate. Advances accrue interest on the outstanding principal balance at a per annum rate of 1 percentage points below the Prime Rate, floating daily. After an Event of Default, as defined in Section 8, Obligations accrue interest at 5 percent above the Prime Rate effective immediately before the Event of Default. The interest rate increases or decreases when the Prime Rate changes. Interest is computed on a 360 day year for the actual number of days elapsed.

(b)   Payments. Interest due on the Revolving Line is payable on the 25th of each month. Bank may debit any of Borrower's deposit accounts including Account Number 12016209 for principal and interest payments owing or any amounts Borrower owes Bank. Bank will promptly notify Borrower when it debits Borrower's accounts. These debits are not a set-off. Payments received after 11:00 a.m. Pacific time are considered received at the opening of business on the next Business Day. When a payment is due on a day that is not a Business Day, the payment is due the next Business Day and additional fees or interest accrue.

2.4   Fees.

Borrower will pay:

(a)   Loan Fee. A loan fee of $35,000.

(b)   Bank Expenses. All Bank Expenses (including reasonable attorneys' fees and reasonable expenses) incurred through and after the date of this Agreement, are payable when due.

(c)   Late Fee.   A late fee of five percent (5%) of any Obligation due if such Obligation is not paid within the time frame set forth in Section 8.1 hereof .

3.   Conditions Of Loans.

      3.1   Conditions Precedent to Initial Credit Extension. Bank's obligation to make the initial Credit Extension is subject to the condition precedent that it receive the agreements, documents and fees it requires.

      3.2   Conditions Precedent to all Credit Extensions. Bank's obligations to make each Credit Extension, including the initial Credit Extension, is subject to the following:

      (a)   timely receipt of any Payment/Advance Form; and

      (b)   the representations and warranties in Section 5 must be materially true on the date of the Payment/Advance Form and on the effective date of each Credit Extension and no Event of Default may have occurred and be continuing, or result from the Credit Extension. Each Credit Extension is Borrower's representation and warranty on that date that the representations and warranties of Section 5 remain true.

4.   Creation Of Security Interest.

      4.1   Grant of Security Interest. Borrower and each Borrower Subsidiary grants Bank a continuing security interest in all presently existing and later acquired Collateral to secure all Obligations and performance of each of Borrower's duties under the Loan Documents and each of them hereby authorizes Bank to execute and file any and all documents necessary to perfect such security grant interest granted hereunder. Except for Permitted Liens, any security interest will be a first priority security interest in the Collateral. Bank may place a "hold" on any deposit account pledged as Collateral. If this Agreement is terminated, Bank's lien and security interest in the Collateral will continue until Borrower fully satisfies its Obligations.

5.   Representations And Warranties. Borrower represents and warrants as follows:

      5.1   Due Organization and Authorization. Borrower is duly existing and in good standing in its state of formation and qualified and licensed to do business in, and in good standing in, any state in which the conduct of its business or its ownership of property requires that it be qualified, except where the failure to do so could not reasonably be expected to cause a Material Adverse Change.

      The execution, delivery and performance of the Loan Documents have been duly authorized, and do not conflict with Borrower's formation documents, nor constitute an event of default under any material agreement by which Borrower is bound. Borrower is not in default under any agreement to which or by which it is bound in which the default could reasonably be expected to cause a Material Adverse Change.

      5.2   Collateral. Borrower has good title to the Collateral, free of Liens except Permitted Liens. The Accounts are bona fide, existing obligations, and the service or property has been performed or delivered to the account debtor or its agent for immediate shipment to and unconditional acceptance by the account debtor. Borrower has no notice of any actual or imminent Insolvency Proceeding of any account debtor whose accounts are an Eligible Account in any Borrowing Base Certificate. All Inventory is in all material respects of good and marketable quality, free from material defects.

        5.3   Litigation. Except as shown in the Schedule, there are no actions or proceedings pending or, to the knowledge of Borrower's Responsible Officers, threatened by or against Borrower or any Subsidiary in which a likely adverse decision could reasonably be expected to cause a Material Adverse Change.

        5.4   No Material Adverse Change in Financial Statements. All consolidated financial statements for Borrower, and any Subsidiary, delivered to Bank fairly present in all material respects Borrower's consolidated financial condition and Borrower's consolidated results of operations. There has not been any material deterioration in Borrower's consolidated financial condition since the date of the most recent financial statements submitted to Bank.

        5.5   Solvency. The fair salable value of Borrower's assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities and Borrower is able to pay its debts (including trade debts) as they mature.

        5.6   Regulatory Compliance. Borrower is not an "investment company" or a company "controlled" by an "investment company" under the Investment Company Act. Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations T and U of the Federal Reserve Board of Governors). Borrower has complied in all material respects with the Federal Fair Labor Standards Act. Borrower has not violated any laws, ordinances or rules, the violation of which could reasonably be expected to cause a Material Adverse Change. None of Borrower's or any Subsidiary's properties or assets has been used by Borrower or any Subsidiary or, to the best of Borrower's knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than legally. Borrower and each Subsidiary has timely filed all required tax returns and paid, or made adequate provision to pay, all material taxes, except those being contested in good faith with adequate reserves under GAAP. Borrower and each Subsidiary has obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all government authorities that are necessary to continue its business as currently conducted, except where the failure to do so could not reasonably be expected to cause a Material Adverse Change.

        5.7   Subsidiaries. Borrower does not own any stock, partnership interest or other equity securities except for Permitted Investments.

        5.8   Full Disclosure. No written representation, warranty or other statement of Borrower in any certificate or written statement given to Bank (taken together with all such written certificates and written statements to Bank) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading. It being recognized by Bank that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected and forecasted results.

6.   Affirmative Covenants. Borrower will do all of the following for so long as Bank has an obligation to lend, or there are outstanding Obligations:

6.1   Government Compliance. Borrower will maintain its and all Subsidiaries' legal existence and good standing in its jurisdiction of formation and maintain qualification in each jurisdiction in which the failure to so qualify would reasonably be expected to cause a material adverse effect on Borrower's business or operations. Borrower will comply, and have each Subsidiary comply, with all laws, ordinances and regulations to which it is subject, noncompliance with which could have a material adverse effect on Borrower's business or operations or would reasonably be expected to cause a Material Adverse Change.

6.2   Financial Statements, Reports, Certificates.

(a)   Borrower will deliver to Bank: (i) as soon as available, but no later than 45 days after the last day of each fiscal quarter, consolidated financial statements covering Borrower's consolidated operations during the period certified by a Responsible Officer and in a form acceptable to Bank; (ii) as soon as available, but no later than 120 days after the last day of Borrower's fiscal year, audited consolidated financial statements prepared under GAAP, consistently applied, together with an unqualified opinion on the financial statements from an independent certified public accounting firm reasonably acceptable to Bank; (iii) a prompt report of any legal actions pending or threatened against Borrower or any Subsidiary that could result in damages or costs to Borrower or any Subsidiary of $100,000 or more; and (iv) budgets, sales projections, operating plans or other financial information Bank reasonably requests.

(b)   Whenever the balance of the Revolving Line exceeds $20,000,000 or the compensation balance ratio falls below 1.0 : 1.0, within 15 days after the last day of each month thereafter, Borrower will deliver to Bank a Borrowing Base Certificate signed by a Responsible Officer in the form of Exhibit C, with aged listings of accounts receivable and accounts payable.

(c)   Within 30 days after the last day of each month, Borrower will deliver to Bank a Compliance Certificate signed by a Responsible Officer in the form of Exhibit D.

(d)   Allow Bank's internal auditor to audit Borrower's Collateral at Borrower's expense (not to exceed $2,000) within 60 days of the Closing Date. Such audits will be conducted no more often than once every 6 months unless an Event of Default has occurred and is continuing.

6.3   Inventory; Returns. Borrower will keep all Inventory in good and marketable condition, free from material defects. Returns and allowances between Borrower and its account debtors will follow Borrower's customary practices as they exist at execution of this Agreement. Borrower must promptly notify Bank of all returns, recoveries, disputes and claims, that involve more than $250,000.

6.4   Taxes. Borrower will make, and cause each Subsidiary to make, timely payment of all material federal, state, and local taxes or assessments (other than taxes and assessments which Borrower is contesting in good faith, with adequate reserves maintained in accordance with GAAP) and will deliver to Bank, on demand, appropriate certificates attesting to the payment.

6.5 Insurance. Borrower will keep its business and the Collateral insured for risks and in amounts standard for Borrower's industry, and as Bank may reasonably request. Insurance policies will be in a form, with companies, and in amounts that are satisfactory to Bank in Bank's reasonable discretion. All property policies will have a lender's loss payable endorsement showing Bank as an additional loss payee and all liability policies will show the Bank as an additional insured and provide that the insurer must give Bank at least 20 days notice before canceling its policy. At Bank's request, Borrower will deliver certified copies of policies and evidence of all premium payments. Proceeds payable under any policy will, at Bank's option, be payable to Bank on account of the Obligations.

6.6 Primary Accounts. Borrower and SST International, Ltd. will maintain their primary depository and operating accounts with Bank with the understanding that they will use their best efforts to transfer such accounts to Bank as soon as commercially reasonable. Borrower will use its best efforts to maintain on deposit with Bank at least $20,000,000 during the term of this Agreement.

6.7 Financial Covenants. Borrower will maintain as of the last day of each month:

(a) Current Ratio. A ratio of Current Assets to Current Liabilities of at least 1.75 to 1.00.

(b) Maximum Leverage Ratio. A ratio of Total Liabilities excluding deferred revenues divided by Tangible Net Worth of no more than 1:50 : 1:0.

(c) Minimum Liquidity Ratio. A ratio of unrestricted cash (and equivalents) plus 95% of any government securities held by Borrower and 85% of investment grade corporate bonds held by Borrower all divided by Indebtedness of not less than 1.75 to 1.00.

(d) Liquid Assets. Borrower will maintain liquid assets of at least $35,000,000 which are defined as 100% of unrestricted cash and equivalents plus 95% of government securities and 85% of investment grade corporate bonds.

6.8 Further Assurances. Borrower will execute any further instruments and take further action as Bank reasonably requests to perfect or continue Bank's security interest in the Collateral or to effect the purposes of this Agreement.

7. Negative Covenants. Borrower will not do any of the following without Bank's prior written consent, which will not be unreasonably withheld, for so long as Bank has an obligation to lend or there are any outstanding Obligations:

7.1 Dispositions. Convey, sell, lease, transfer or otherwise dispose of (collectively "Transfer"), or permit any of its Subsidiaries to Transfer, all or any part of its business or property, except for Transfers (i) of Inventory in the ordinary course of business; (ii) of non-exclusive licenses and similar arrangements for the use of the property of Borrower or its Subsidiaries in the ordinary course of business; (iii) of worn out or obsolete Equipment and (iv) available for sale investments.

7.2   Changes in Business, Ownership, Management or Business Locations. Engage in or permit any of its Subsidiaries to engage in any business other than the businesses currently engaged in by Borrower or reasonably related thereto or have a material change in its ownership or management except for changes in ownership or management of its Subsidiaries for reorganization purposes. Borrower will not, without at least 30 days prior written notice, relocate its chief executive office.

7.3   Mergers or Acquisitions. Merge or consolidate, or permit any of its Subsidiaries to merge or consolidate, with any other Person, or acquire, or permit any of its Subsidiaries to acquire, all or substantially all of the capital stock or property of another Person, except where (i) no Event of Default has occurred and is continuing or would result from such action during the term of this Agreement and (ii) such transaction would not result in a decrease of more than 25% of Tangible Net Worth. A Subsidiary may merge or consolidate into another Subsidiary or into Borrower.

7.4   Indebtedness. Create, incur, assume, or be liable for any Indebtedness, or permit any Subsidiary to do so, other than Permitted Indebtedness.

7.5   Encumbrance. Create, incur, or allow any Lien on any of its Intellectual Property or the Intellectual Property of any Borrower Subsidiary, except for Permitted Liens, or permit any Collateral not to be subject to the first priority security interest granted here, subject to Permitted Liens.

7.6   Distributions; Investments. Directly or indirectly acquire or own any Person, or make any Investment in any Person, other than Permitted Investments, or permit any of its Subsidiaries to do so. Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock.

7.7   Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower except for transactions that are in the ordinary course of Borrower's business, upon fair and reasonable terms that are no less favorable to Borrower than would be obtained in an arm's length transaction with a nonaffiliated Person.

7.8   Subordinated Debt. Make or permit any payment on any Subordinated Debt, without Bank's prior written consent.

7.9   Compliance. Become an "investment company" or a company controlled by an "investment company," under the Investment Company Act of 1940 or undertake as one of its important activities extending credit to purchase or carry margin stock, or use the proceeds of any Credit Extension for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to have a material adverse effect on Borrower's business or operations or would reasonably be expected to cause a Material Adverse Change, or permit any of its Subsidiaries to do so.

8.   <u>Events Of Default</u>. Any one of the following is an Event of Default:

8.1   <u>Payment Default</u>. If Borrower fails to pay any of the Obligations within 3 days after their due date (10 days in the case of payment of interest). Borrower has an additional period of 27 days (an additional 20 days in the case of payment of interest) to attempt to cure the default. During the additional period the failure to cure the default is not an Event of Default (but no Credit Extension will be made during the cure period);

8.2   <u>Covenant Default</u>. If Borrower does not perform any obligation in Section 6 or violates any covenant in Section 7; or

If Borrower does not perform or observe any other material term, condition or covenant in this Agreement, any Loan Documents, or in any agreement between Borrower and Bank and as to any default under a term, condition or covenant that can be cured, has not cured the default within 10 days after it occurs, or if the default cannot be cured within 10 days or cannot be cured after Borrower's attempts within 10 day period, and the default may be cured within a reasonable time, then Borrower has an additional period (of not more than 30 days) to attempt to cure the default. During the additional time, the failure to cure the default is not an Event of Default (but no Credit Extensions will be made during the cure period);

8.3   <u>Material Adverse Change</u>. If there (i) occurs a material adverse change in the business, operations, or condition (financial or otherwise) of the Borrower, or (ii) is a material impairment of the prospect of repayment of any portion of the Obligations or (iii) is a material impairment of the value or priority of Bank's security interests in the Collateral.

8.4   <u>Attachment</u>. If any material portion of Borrower's assets is attached, seized, levied on, or comes into possession of a trustee or receiver and the attachment, seizure or levy is not removed in 10 days, or if Borrower is enjoined, restrained, or prevented by court order from conducting a material part of its business or if a judgment or other claim becomes a Lien on a material portion of Borrower's assets, or if a notice of lien, levy, or assessment is filed against any of Borrower's assets by any government agency and not paid within 10 days after Borrower receives notice. These are not Events of Default if stayed or if a bond is posted pending contest by Borrower (but no Credit Extensions will be made during the cure period);

8.5   <u>Insolvency</u>. If Borrower becomes insolvent or if Borrower begins an Insolvency Proceeding or an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within 30 days (but no Credit Extensions will be made before any Insolvency Proceeding is dismissed);

8.6   <u>Other Agreements</u>. If there is a default in any agreement between Borrower and a third party that gives the third party the right to accelerate any Indebtedness exceeding $100,000 or that could cause a Material Adverse Change;

8.7   <u>Judgments</u>. Except in connection with litigation identified on the Litigation Schedule, if a money judgement(s) in the aggregate of at least $500,000 is rendered against Borrower and is unsatisfied and unstayed for 10 days (but no Credit Extensions will be made before the judgment is stayed or satisfied);

8.8   Misrepresentations. If Borrower or any Person acting for Borrower makes any material misrepresentation or material misstatement now or later in any warranty or representation in this Agreement or in any writing delivered to Bank or to induce Bank to enter this Agreement or any Loan Document; or

9.   Bank's Rights And Remedies.

9.1   Rights and Remedies. When an Event of Default occurs and continues Bank may, without notice or demand, do any or all of the following:

(a)   Declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Bank);

(b)   Stop advancing money or extending credit for Borrower's benefit under this Agreement or under any other agreement between Borrower and Bank;

(c)   Settle or adjust disputes and claims directly with account debtors for amounts, on terms and in any order that Bank considers advisable;

(d)   Make any payments and do any acts it considers necessary or reasonable to protect its security interest in the Collateral. Borrower will assemble the Collateral if Bank requires and make it available as Bank designates. Bank may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Borrower grants Bank a license to enter and occupy any of its premises, without charge, to exercise any of Bank's rights or remedies;

(e)   Apply to the Obligations any (i) balances and deposits of Borrower it holds, or (ii) any amount held by Bank owing to or for the credit or the account of Borrower;

(f)   Ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral. Bank is granted a non-exclusive, royalty-free license or other right to use, without charge, Borrower's labels, Patents, Copyrights, Mask Works, rights of use of any name, trade secrets, trade names, Trademarks, service marks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Bank's exercise of its rights under this Section, Borrower's rights under all licenses and all franchise agreements inure to Bank's benefit; and

(g)   Dispose of the Collateral according to the Code and, as to any Cayman Islands Borrower Subsidiary, any other applicable Cayman Islands laws.

9.2   Power of Attorney. Effective only when an Event of Default occurs and continues, Borrower and each Borrower Subsidiary irrevocably appoints Bank as its lawful attorney to: (i) endorse Borrower's or any Borrower Subsidiary's name on any checks or other forms of payment or security; (ii) sign Borrower's or any Subsidiary's name on any invoice or bill of lading for any Account or drafts against account debtors, (iii) make, settle, and adjust all claims under Borrower's or any Borrower Subsidiary's insurance policies; (iv) settle and adjust disputes and claims about the Accounts directly with account debtors, for amounts and on terms Bank determines reasonable; and (v) transfer the Collateral into the name of Bank or a third party as the Code or, as to any Cayman Islands Borrower Subsidiary, any applicable Cayman Islands laws permit. Bank may exercise the power of attorney to sign Borrower's or any Borrower Subsidiary's name on any documents necessary to perfect or continue the perfection of any security interest regardless of whether an Event of Default has occurred. Bank's appointment as Borrower's and each Borrower Subsidiary's attorney in fact, and all of Bank's rights and powers, coupled with an interest, are irrevocable until all Obligations have been fully repaid and performed and Bank's obligation to provide Credit Extensions terminates.

9.3   Accounts Collection. When an Event of Default occurs and continues, Bank may notify any Person owing Borrower or any Borrower Subsidiary money of Bank's security interest in the funds and verify the amount of the Account. Borrower and each Borrower Subsidiary must collect all payments in trust for Bank and, if requested by Bank, immediately deliver the payments to Bank in the form received from the account debtor, with proper endorsements for deposit.

9.4   Bank Expenses. If Borrower fails to pay any amount or furnish any required proof of payment to third persons, Bank may make all or part of the payment or obtain insurance policies required in Section 6.5, and take any action under the policies Bank deems prudent. Any amounts paid by Bank are Bank Expenses and immediately due and payable, bearing interest at the then applicable rate and secured by the Collateral. No payments by Bank are deemed an agreement to make similar payments in the future or Bank's waiver of any Event of Default.

9.5   Bank's Liability for Collateral. If Bank complies with reasonable banking practices and the Code, it is not liable for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other person. Borrower and the Borrower Subsidiaries bear all risk of loss, damage or destruction of the Collateral.

9.6   Remedies Cumulative. Bank's rights and remedies under this Agreement, the Loan Documents, and all other agreements are cumulative. Bank has all rights and remedies provided under the Code, and, as to any Cayman Islands Borrower Subsidiary, by any applicable Cayman Islands law, by any other law, or in equity. Bank's exercise of one right or remedy is not an election, and Bank's waiver of any Event of Default is not a continuing waiver. Bank's delay is not a waiver, election, or acquiescence. No waiver is effective unless signed by Bank and then is only effective for the specific instance and purpose for which it was given.

9.7   Demand Waiver. Borrower and each Borrower Subsidiary waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Bank on which Borrower or any Borrower Subsidiary is liable.

      10.   <u>Notices</u>. All notices or demands by any party about this Agreement or any other related agreement must be in writing and be personally delivered or sent by an overnight delivery service, by certified mail, postage prepaid, return receipt requested, or by telefacsimile to the addresses set forth at the beginning of this Agreement. A party may change its notice address by giving the other party written notice.

      11.   <u>Choice Of Law , Venue And Jury Trial Waiver</u>. California law governs the Loan Documents without regard to principles of conflicts of law. Borrower, Bank and each Borrower Subsidiary each submit to the exclusive jurisdiction of the State and Federal courts in Santa Clara County, California.

      BORROWER, BANK AND EACH BORROWER SUBSIDIARY EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

      12.   <u>General Provisions</u>.

      12.1   <u>Successors and Assigns</u>. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. Borrower and each Subsidiary may not assign this Agreement or any rights under it without Bank's prior written consent which may be granted or withheld in Bank's discretion. Bank has the right, without the consent of or notice to Borrower, to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Bank's obligations, rights and benefits under this Agreement.

      12.2   <u>Indemnification</u>. Borrower will indemnify, defend and hold harmless Bank and its officers, employees, and agents against: (a) all obligations, demands, claims, and liabilities asserted by any other party in connection with the transactions contemplated by the Loan Documents; and (b) all losses or Bank Expenses incurred, or paid by Bank from, following, or consequential to transactions between Bank and Borrower (including reasonable attorneys fees and expenses), except for losses caused by Bank's gross negligence or willful misconduct.

      12.3   <u>Time of Essence</u>. Time is of the essence for the performance of all obligations in this Agreement.

      12.4   <u>Severability of Provision</u>. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

      12.5   <u>Amendments in Writing, Integration</u>. All amendments to this Agreement must be in writing and signed by Borrower, each Borrower Subsidiary and Bank. This Agreement represents the entire agreement about this subject matter, and supersedes prior negotiations or agreements. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Agreement merge into this Agreement and the Loan Documents.

12.6 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, are an original, and all taken together, constitute one Agreement.

12.7 <u>Survival</u>. All covenants, representations and warranties made in this Agreement continue in full force while any Obligations remain outstanding. The obligations of Borrower in Section 12.2 to indemnify Bank will survive until all statutes of limitations for actions that may be brought against Bank have run.

12.8 <u>Confidentiality</u>. In handling any confidential information, Bank will exercise the same degree of care that it exercises for its own proprietary information, but disclosure of information may be made (i) to Bank's subsidiaries or affiliates in connection with their business with Borrower, (ii) to prospective transferees or purchasers of any interest in the loans (provided, however, Bank shall use commercially reasonable efforts in obtaining such prospective transferee or purchasers agreement of the terms of this provision), (iii) as required by law, regulation, subpoena, or other order, (iv) as required in connection with Bank's examination or audit and (v) as Bank considers appropriate exercising remedies under this Agreement. Confidential information does not include information that either: (a) is in the public domain or in Bank's possession when disclosed to Bank, or becomes part of the public domain after disclosure to Bank; or (b) is disclosed to Bank by a third party, if Bank does not know that the third party is prohibited from disclosing the information.

12.9 <u>Attorneys' Fees, Costs and Expenses</u>. In any action or proceeding between Borrower and Bank arising out of the Loan Documents, the prevailing party will be entitled to recover its reasonable attorneys' fees and other reasonable costs and expenses incurred, in addition to any other relief to which it may be entitled.

13. <u>Definitions</u>. In this Agreement:

"Accounts" are all existing and later arising accounts, contract rights, and other obligations owed Borrower in connection with its sale or lease of goods (including licensing software and other technology) or provision of services, all credit insurance, guaranties, other security and all merchandise returned or reclaimed by Borrower and Borrower's Books relating to any of the foregoing.

"Advance" or "Advances" is a loan advance (or advances) under the Committed Revolving Line.

"Affiliate" of a Person is a Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person's senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person's managers and members.

"Bank Expenses" are all UCC search and filing expenses, audit fees and expenses and reasonable costs and expenses (including reasonable attorneys' fees and expenses) for preparing, negotiating, administering, defending and enforcing the Loan Documents (including appeals or Insolvency Proceedings).

"Borrower's Books" are all Borrower's books and records including ledgers, records regarding Borrower's assets or liabilities, the Collateral, business operations or financial condition and all computer programs or discs or any equipment containing the information.

"Borrowing Base" is 80% of Eligible Accounts as determined by Bank from Borrower's most recent Borrowing Base Certificate plus 25% of Inventory (finished goods only and up to $10,000,000 of inventory financing); provided, however, that Bank may lower the percentage of the Borrowing Base after performing an audit of Borrower's Collateral.

"Borrower Subsidiary" shall mean SST International Ltd, SST RG LLC, SST Communications Corp. and Emosyn International Ltd.

"Business Day" is any day that is not a Saturday, Sunday or a day on which the Bank is closed.

"Closing Date" is the date of this Agreement.

"Code" is the Uniform Commercial Code, as applicable.

"Collateral" is the property described on Exhibit A.

"Contingent Obligation" is, for any Person, any direct or indirect liability, contingent or not, of that Person for (i) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation directly or indirectly guaranteed, endorsed, co made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (ii) any obligations for undrawn letters of credit for the account of that Person; and (iii) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but "Contingent Obligation" does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under the guarantee or other support arrangement.

"Copyrights" are all copyright rights, applications or registrations and like protections in each work or authorship or derivative work, whether published or not (whether or not it is a trade secret) now or later existing, created, acquired or held.

"Credit Extension" is each Advance or any other extension of credit by Bank for Borrower's benefit.

"Current Assets" are amounts that under GAAP should be included on that date as current assets on Borrower's consolidated balance sheet.

"Current Liabilities" are the aggregate amount of Borrower's Total Liabilities which mature within one (1) year.

"Eligible Accounts" are Accounts in the ordinary course of Borrower's business that meet all Borrower's representations and warranties in Section 5; but Bank may change eligibility standards by giving Borrower notice. Unless Bank agrees otherwise in writing, Eligible Accounts will not include:

(a) Accounts that the account debtor has not paid within 61 days of due date;

(b) Accounts for an account debtor, 50% or more of whose Accounts have not been paid within 61 days of due date;

(c) Credit memos over 61 days from due date;

(d) Accounts for an account debtor, including Affiliates, whose total obligations to Borrower exceed 15% of all Accounts (net of intercompany, Affiliate accounts, reserves for sales returns, bad debt reserves and adjustments), for the amounts that exceed that percentage, unless the Bank approves in writing except for those certain Accounts from Silicon Professional Technology, for which the percentage may be up to 50% ;

(e) Accounts for which the account debtor is a federal, state or local government entity or any department, agency, or instrumentality;

(f) Accounts for which Borrower owes the account debtor, but only up to the amount owed (sometimes called "contra" accounts, accounts payable, customer deposits or credit accounts);

(g) Accounts for demonstration or promotional equipment, or in which goods are consigned, sales guaranteed, sale or return, sale on approval, bill and hold, or other terms if account debtor's payment may be conditional;

(h) Accounts for which the account debtor is Borrower's Affiliate, officer, employee, or agent;

(i) Accounts in which the account debtor disputes liability or makes any claim and Bank believes there may be a basis for dispute (but only up to the disputed or claimed amount), or if the Account Debtor is subject to an Insolvency Proceeding, or becomes insolvent, or goes out of business;

(j) Intercompany accounts; and

(k) Accounts for which Bank reasonably determines collection to be doubtful.

"Equipment" is all present and future machinery, equipment, tenant improvements, furniture, fixtures, vehicles, tools, parts and attachments in which Borrower has any interest.

"ERISA" is the Employment Retirement Income Security Act of 1974, and its regulations.

"GAAP" is generally accepted accounting principles.

"Indebtedness" is (a) indebtedness for borrowed money or the deferred price of property or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations and (d) Contingent Obligations.

"Insolvency Proceeding" are proceedings by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

"Intellectual Property" is:

(a) Copyrights, Trademarks, Patents, and Mask Works including amendments, renewals, extensions, and all licenses or other rights to use and all license fees and royalties from the use;

(b) Any trade secrets and any intellectual property rights in computer software and computer software products now or later existing, created, acquired or held;

(c) All design rights which may be available to Borrower now or later created, acquired or held;

(d) Any claims for damages (past, present or future) for infringement of any of the rights above, with the right, but not the obligation, to sue and collect damages for use or infringement of the intellectual property rights above;

All proceeds and products of the foregoing, including all insurance, indemnity or warranty payments.

"Inventory" is present and future inventory in which Borrower has any interest, including merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products intended for sale or lease or to be furnished under a contract of service, of every kind and description now or later owned by or in the custody or possession, actual or constructive, of Borrower, including inventory temporarily out of its custody or possession or in transit and including returns on any accounts or other proceeds (including insurance proceeds) from the sale or disposition of any of the foregoing and any documents of title.

"Investment" is any beneficial ownership of (including stock, partnership interest or other securities) any Person, or any loan, advance or capital contribution to any Person.

"Lien" is a mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

"Loan Documents" are, collectively, this Agreement, any note, or notes or guaranties executed by Borrower or Guarantor, and any other present or future agreement between Borrower and/or for the benefit of Bank in connection with this Agreement, all as amended, extended or restated.

"Mask Works" are all mask works or similar rights available for the protection of semiconductor chips, now owned or later acquired.

"Material Adverse Change" is described in Section 8.3.

"Obligations" are debts, principal, interest, Bank Expenses and other amounts Borrower owes Bank now or later, including cash management services, letters of credit and foreign exchange contracts, if any and including interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Borrower assigned to Bank.

"Patents" are patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions and continuations in part of the same.

"Permitted Indebtedness" is:

(a)   Borrower's indebtedness to Bank under this Agreement or any other Loan Document;

(b)   Indebtedness existing on the Closing Date and shown on the Schedule;

(c)   Subordinated Debt;

(d)   Indebtedness to trade creditors incurred in the ordinary course of business; and

(e)   Indebtedness secured by Permitted Liens.

"Permitted Investments" are:

(a)   Investments shown on the Investment Schedule and existing on the Closing Date; and

(b)   (i) marketable direct obligations issued or unconditionally guaranteed by the United States or its agency or any State maturing within 1 year from its acquisition, (ii) commercial paper maturing no more than 1 year after its creation and having the highest rating from either Standard & Poor's Corporation or Moody's Investors Service, Inc., and (iii) Bank's certificates of deposit issued maturing no more than 1 year after issue.

"Permitted Liens" are:

(a)   Liens existing on the Closing Date and shown on the Schedule or arising under this Agreement or other Loan Documents;

(b)   Liens for taxes, fees, assessments or other government charges or levies, either not delinquent or being contested in good faith and for which Borrower maintains adequate reserves on its Books, if they have no priority over any of Bank's security interests;

(c)   Purchase money Liens (i) on Equipment acquired or held by Borrower or its Subsidiaries incurred for financing the acquisition of the Equipment, or (ii) existing on equipment when acquired, if the Lien is confined to the property and improvements and the proceeds of the equipment;

(d)   Licenses or sublicenses granted in the ordinary course of Borrower's business and any interest or title of a licensor or under any license or sublicense, if the licenses and sublicenses permit granting Bank a security interest;

(e)   Leases or subleases granted in the ordinary course of Borrower's business, including in connection with Borrower's leased premises or leased property;

(f)   Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness may not increase.

"Person" is any individual, sole proprietorship, partnership, limited liability company, joint venture, company association, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

"Prime Rate" is the variable rate of interest, per annum that is reported by the Wall Street Journal, Western Edition, from time to time as the "Prime Rate."

"Responsible Officer" is each of the Chief Executive Officer, the President, the Chief Financial Officer and the Controller of Borrower.

"Revolving Line" is a Credit Extension of up to $35,000,000 subject to automatic reduction to $20,000,000 if the Revolving Line is not participated by $15,000,000 within 60 days of the Closing Date.

"Revolving Maturity Date" is August 11, 2006.

"Schedule" is any attached schedule of exceptions.

"Subordinated Debt" is debt incurred by Borrower subordinated to Borrower's indebtedness owed to Bank and which is reflected in a written agreement in a manner and form acceptable to Bank and approved by Bank in writing.

"Subsidiary" is for any Person, or any other business entity of which more than 50% of the voting stock or other equity interests is owned or controlled, directly or indirectly, by the Person or one or more Affiliates of the Person.

"Tangible Net Worth" is, on any date, the consolidated total assets of Borrower and its Subsidiaries minus, (i) any amounts attributable to (a) goodwill, (b) intangible items such as unamortized debt discount and expense, Patents, trade and service marks and names, Copyrights and research and development expenses except prepaid expenses, and (c) reserves not already deducted from assets, and (ii) Total Liabilities.

"Total Liabilities" is on any day, obligations that should, under GAAP, be classified as liabilities on Borrower's consolidated balance sheet, including all Indebtedness.

"Trademarks" are trademark and servicemark rights, registered or not, applications to register and registrations and like protections, and the entire goodwill of the business of Assignor connected with the trademarks.

BORROWER:

SILICON STORAGE TECHNOLOGY, INC.

By: /s/ JACK K. LAI
      Jack K. Lai
Title: Vice President Finance &
Administration, Chief Financial Officer and
Secretary

SST INTERNATIONAL LTD

By: /s/ JACK K. LAI
      Jack K. Lai
Title: Secretary

SST RG, LLC

By: /s/ BING YEH
      Bing Yeh
Title: Member Manager

SST COMMUNICATIONS CORP.

By: /s/ JACK K. LAI
      Jack K. Lai
Title: Secretary

EMOSYN INTERNATIONAL LTD

By: /s/ JACK K. LAI
      Jack K. Lai
Title: Secretary

BANK:

CATHAY BANK

By: /s/ JANE HO
Title: FVP and Manager

EXHIBIT A

The Collateral consists of all of the right, title and interest of Borrower and each Borrower Subsidiary in and to the following:

All goods and equipment now owned or hereafter acquired, including, without limitation, all machinery, fixtures, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing, and all attachments, accessories, accessions, replacements, substitutions, additions, and improvements to any of the foregoing, wherever located;

All inventory, now owned or hereafter acquired, including, without limitation, all merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products including such inventory as is temporarily out of Borrower's custody or possession or in transit and including any returns upon any accounts or other proceeds, including insurance proceeds, resulting from the sale or disposition of any of the foregoing and any documents of title representing any of the above;

All contract rights and general intangibles now owned or hereafter acquired, including, without limitation, goodwill, trademarks, servicemarks, trade styles, trade names, patents, patent applications, leases, license agreements, franchise agreements, blueprints, drawings, purchase orders, customer lists, route lists, infringements, claims, computer programs, computer discs, computer tapes, literature, reports, catalogs, design rights, income tax refunds, payments of insurance and rights to payment of any kind;

All now existing and hereafter arising accounts, contract rights, royalties, license rights and all other forms of obligations owing to Borrower or any Borrower Subsidiary, arising out of the sale or lease of goods, the licensing of technology or the rendering of services by Borrower or any Borrower Subsidiary, whether or not earned by performance, and any and all credit insurance, guaranties, and other security therefor, as well as all merchandise returned to or reclaimed by Borrower or by any Borrower Subsidiary;

All documents, cash, deposit accounts, securities, securities entitlements, securities accounts, investment property, financial assets, letters of credit, certificates of deposit, instruments and chattel paper now owned or hereafter acquired and Borrower's or any Borrower Subsidiary's Books relating to the foregoing;

All Borrower's or any Borrower Subsidiary's Books relating to the foregoing and any and all claims, rights and interests in any of the above and all substitutions for, additions and accessions to and proceeds thereof.

Notwithstanding the foregoing, the Collateral shall not be deemed to include any copyrights, copyright applications, copyright registration and like protection in each work of authorship and derivative work thereof, whether published or unpublished, now owned or hereafter acquired; any patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same, trademarks, servicemarks and applications therefor, whether registered or not, and the goodwill of the business of Borrower or of any Borrower Subsidiary,

1

connected with and symbolized by such trademarks, any trade secret rights, including any rights to unpatented inventions, know-how, operating manuals, license rights and agreements and confidential information, now owned or hereafter acquired; or any claims for damage by way of any past, present and future infringement of any of the foregoing (collectively, the "Intellectual Property"), except that the Collateral shall include the proceeds of all the Intellectual Property that are accounts, (i.e. accounts receivable) of Borrower or of any Borrower Subsidiary or general intangibles consisting of rights to payment, if a judicial authority (including a U.S. Bankruptcy Court) holds that a security interest in the underlying Intellectual Property is necessary to have a security interest in such accounts and general intangibles of Borrower or of any Borrower Subsidiary that are proceeds of the Intellectual Property, then the Collateral shall automatically, and effective as of the Closing Date, include the Intellectual Property to the extent necessary to permit perfection of Bank's security interest in such accounts and general intangibles of Borrower or of any Borrower Subsidiary that are proceeds of the Intellectual Property.

Loan Payment/Advance Request Form
DEADLINE FOR SAME DAY PROCESSING IS 12:00 P.S.T.

FAX TO: **DATE:** _____

○ Loan Payment:

<u>Sample documents</u>   Silicon Storage Technology, Inc. (Borrower)

From Account # _____   To Account # _____

                      (Deposit Account #)   Loan Account #)

Principal $_____ and/or Interest $_____

All Borrower's representation and warranties in the Loan and Security Agreement are true, correct and complete in all material respects to on the date of the telephone transfer request for and advance, but those representations and warranties expressly referring to another date shall be true, correct and complete in all material respects as of the date:

Authorized Signature: _____   Phone Number: _____

○ **LOAN ADVANCE:**

   Complete *Outgoing Wire Request* section below if all or a portion of the funds from this loan advance are for an outgoing wire.

From Account # _____   To Account # _____

                      (Deposit Account #)   (Loan Account #)

Principal $_____ and/or Interest $_____

All Borrower's representation and warranties in the Loan and Security Agreement are true, correct and complete in all material respects to on the date of the telephone transfer request for and advance, but those representations and warranties expressly referring to another date shall be true, correct and complete in all material respects as of the date:

Authorized Signature: _____   Phone Number: _____

OUTGOING WIRE REQUEST
  Complete only if all or a portion of funds from the *loan advance* above are to be wired.
Deadline for same day processing is 12:00pm, P.S.T.

Beneficiary Name:_____   Amount of Wire: $_____

Beneficiary Bank: _____   Account Number: _____

City and Sate: _____

Beneficiary Bank Transit (ABA) #: __ __ __ __ __ __ __   Beneficiary Bank Code (Swift, Sort, Chip, etc.): _____

(For International Wire Only)

Intermediary Bank: _____   Transit (ABA) #: _____

For Further Credit to: _____

Special Instruction: _____

By signing below, I (we) acknowledge and agree that my (our) funds transfer request shall be processed in accordance with and subject to the terms and conditions set forth in the agreements(s) covering funds transfer service(s), which agreements(s) were previously received and executed by me (us).

Authorized Signature: _____   2nd Signature (If Required): _____

Print Name/Title:_____   Print Name/Title:_____

Telephone # _____   Telephone # _____

Telephone # _____   Facsimile # _____

EXHIBIT C
BORROWING BASE CERTIFICATE

Borrower: Silicon Storage Technology, Inc.   Bank: Cathay Bank
                                                              20195 Stevens Creek Boulevard
                                                              Suite 100
                                                              Cupertino, California 95014

Commitment Amount: $35,000,000 (Subject to reduction)

ACCOUNTS RECEIVABLE
1.   Accounts Receivable Book Value as of ____ $_____
2.   Additions (please explain on reverse) $_____
3.   TOTAL ACCOUNTS RECEIVABLE $_____

ACCOUNTS RECEIVABLE DEDUCTIONS (without duplication)
4.   Amounts over 61 days due $_____
5.   Balance of 50% over 61 day accounts $_____
6.   Credit balances over 61 days $_____
7.   Concentration Limits* $_____
8.   Contra Accounts $_____
9.   Promotion or Demo Accounts $_____
10.   Intercompany/Employee Accounts $_____
11.   Other (please explain on reverse) $_____
12.   TOTAL ACCOUNTS RECEIVABLE DEDUCTIONS $_____
13.   Eligible Accounts (#3 minus #12) $_____
14.   LOAN VALUE OF ACCOUNTS (80% of #13) $_____
COMPLETED INVENTORY $_____

BALANCES
15.   Maximum Loan Amount $_____
16.   Total Funds Available [Lesser of #15 or #14] $_____
17.   Present balance owing on Line of Credit $_____
18.   Outstanding under Sublimits (LC or FX) $_____
19.   RESERVE POSITION (#16 minus #17 and #18) $_____

The undersigned represents and warrants that this is true, complete and correct, and that the information in this Borrowing Base Certificate complies with the representations and warranties in the Loan and Security Agreement between the undersigned and Cathay Bank.

COMMENTS:

Silicon Storage Technology, Inc.

By: _____
          Authorized Signer

<table>
<tr><td colspan="2">BANK USE ONLY</td></tr>
<tr><td>Rec'd By:</td><td>_____</td></tr>
<tr><td></td><td>Auth. Signer</td></tr>
<tr><td>Date:</td><td>_____</td></tr>
<tr><td>Verified:</td><td>_____</td></tr>
<tr><td></td><td>Auth. Signer</td></tr>
<tr><td>Date:</td><td>_____</td></tr>
</table>

EXHIBIT D
COMPLIANCE CERTIFICATE

TO: Cathay Bank
                10001 North DeAnza Boulevard, Suite 210
                Cupertino, California 95014

FROM: Silicon Storage Technology, Inc.

The undersigned authorized officer of Silicon Storage Technology, Inc. ("Borrower") certifies that under the terms and conditions of the Loan and Security Agreement between Borrower and Bank (the "Agreement"), (i) Borrower is in complete compliance for the period ending _____ with all required covenants except as noted below and (ii) all representations and warranties in the Agreement are true and correct in all material respects on this date. Attached are the required documents supporting the certification. The Officer certifies that these are prepared in accordance with Generally Accepted Accounting Principles (GAAP) consistently applied from one period to the next except as explained in an accompanying letter or footnotes. The Officer acknowledges that no borrowings may be requested at any time or date of determination that Borrower is not in compliance with any of the terms of the Agreement, and that compliance is determined not just at the date this certificate is delivered.

Please indicate compliance status by circling Yes/No under "Complies" column.

Reporting Covenant	Required	Complies	
Monthly financial statements + CC	Monthly within 30 days	Yes	No
Annual (Audited)	FYE within 120 days	Yes	No
A/R & A/P Agings	Monthly within 15 days	Yes	No
A/R Audit	Initial and Semi-Annual	Yes	No
Borrowing Base Certificate	Monthly within 30 days	Yes	No

Financial Covenant	Required	Actual	Complies	
Maintain on a Monthly Basis:				
Minimum Current Ratio	1.75:1.00	_____:1.00	Yes	No
Minimum Liquidity Ratio	1.75:1.00	_____:1.00	Yes	No
Maximum Leverage Ratio	1.50:1.00	_____:1.00	Yes	No

Have there been updates to Borrower's intellectual property, if appropriate?   Yes / No

Comments Regarding Exceptions: See Attached.

Sincerely,

Silicon Storage Technology, Inc.

BY: ______________________________
SIGNATURE

____
TITLE

____
DATE

BANK USE ONLY	
Received by: ______________________ AUTHORIZED SIGNER	
Date: ______________________	
Verified: ______________________ AUTHORIZED SIGNER	
Date: ______________________	
Compliance Status:	Yes No

Litigation Schedule

In January and February 2005, multiple putative shareholder class action complaints were filed against SST and certain directors and officers, in the United States District Court for the Northern District of California, following our announcement of anticipated financial results for the fourth quarter of 2004. On March 24, 2005, the putative class actions were consolidated under the caption In re Silicon Storage Technology, Inc., Securities Litigation, Case No. C 05 00295 PJH (N.D. Cal.). On May 3, 2005, the Honorable Phyllis J. Hamilton appointed the "Louisiana Funds Group," consisting of the Louisiana School Employees' Retirement System and the Louisiana District Attorneys' Retirement System, to serve as lead plaintiff and the law firms of Pomeranz Haudek Block Grossman & Gross LLP and Berman DeValerio Pease Tabacco Burt & Pucillo to serve as lead counsel and liason counsel, respectively, for the class. The lead plaintiff filed a Consolidated Amended Class Action Complaint on July 15, 2005. The complaint seeks unspecified damages on alleged violations of federal securities laws during the period from April 21, 2004 to December 20, 2004. Responses to the Consolidated Amended Class Action Complaint are presently scheduled to be due on September 16, 2005. We intend to take all appropriate action in response to these lawsuits. The impact related to the outcome of these matters is undeterminable at this time.

In January and February 2005, following the filing of the putative class actions, multiple shareholder derivative complaints were filed in California Superior Court for the County of Santa Clara, purportedly on behalf of SST against certain directors and officers. The factual allegations of these complaints are substantially identical to those contained in the putative shareholder class actions filed in federal court. The derivative complaints assert claims for, among other things, breach of fiduciary duty and violations of the California Corporations Code. These derivative actions have been consolidated under the caption In Re Silicon Storage Technology, Inc. Derivative Litigation, Lead Case No. 1:05CV034387 (Cal. Super. Ct., Santa Clara Co.). We intend to take all appropriate action in response to these lawsuits. The impact related to the outcome of these matters is undeterminable at this time.

Investment Schedule

		# shares SST owned Total	Carried Investment In Total $	Carried Investment Per share in $	Closing Price in NT$ @ 6/30/2005
Silicon Storage Technology, Inc					
Investments at June 30, 2005					
Common Shares					
KYE (King Yuan Electronics Corp.)		3,431,360	$ 1,299,460	$ 0.3787	28.85
PTI (Powertech Technology, Inc.)		8,245,723	3,044,042	$ 0.3692	99.40
PCT Limited (Professional Computer Technology, Limited)		5,990,441	1,620,712	$ 0.2705	44.40
Insyde Software Corp.		1,533,401	455,513	$ 0.2971	21.75
Silicon Technology Co., Ltd.		250,000	938,967	$ 3.7559	-
APACER (Apacer Technology Inc.)		9,732,628	4,357,240	$ 0.4477	-
GSMC (Grace Semiconductor Manufacturing Corporation)		113,000,000	83,150,000	$ 0.7358	-
Acorn Campus Asia Fund I, L.P.		666,666	891,718	$ 1.3376	-
ACET (Advanced Chip Engineering Technology, Inc.)		11,000,000	4,012,158	$ 0.3647	-
Nanotech Corporation		30,000,000	3,522,079	$ 0.1174	-
Convertible Bonds					
PCT Limited (Professional Computer Technology, Limited)		900,948	1,721,376	$ 1.91	44.40
Insyde Software Corp.		4,400,000	132,705		21.75
			$ 105,145,970		

SECURED PROMISSORY NOTE

$35,000,000

August 11, 2005

FOR VALUE RECEIVED, the undersigned, Silicon Storage Technology, Inc., a California corporation ("Borrower"), promises to pay to the order of Cathay Bank (the "Bank"), at such place as the holder hereof may designate, in lawful money of the United States of America, the principal sum of up to Thirty-Five Million Dollars ($35,000,000), or so much thereof as may be advanced from time to time, pursuant to the terms of the Line of Credit made by Bank to Borrower under that certain Loan And Security Agreement between Borrower and Bank of even date herewith, as amended from time to time (the "Loan Agreement"). Borrower shall also pay interest on the unpaid advances under the Line of Credit at the rate and in accordance with the terms of the Loan Agreement. The entire principal amount and all accrued but unpaid interest thereon shall be due and payable on the Maturity Date. Terms with initial capital letters and not otherwise defined herein shall have the meanings designated for such terms in the Loan Agreement.

Bank is hereby authorized by Borrower to endorse on Bank's books and records the principal amount advanced pursuant to the Line of Credit under this Secured Promissory Note (the "Note") and the amount of each payment or prepayment of principal received by Bank; it being understood, however, that failure to make any such endorsement (or any errors in notation) shall not affect the obligations of Borrower with respect to amounts due hereunder, and payments of principal by Borrower shall be credited to Borrower notwithstanding the failure to make a notation (or any errors in notation) thereof on such books and records.

Borrower promises to pay Bank all costs and expenses of collection of this Note and to pay all reasonable attorneys' fees incurred in such collection or in any suit or action to collect this Note or in any appeal thereof, except where a judgment is rendered against Bank in any such suit or action. Borrower waives presentment, demand, protest, notice of protest, notice of dishonor, notice of nonpayment, and any and an other notices and demands in connection with the delivery, acceptance, performance, default or enforcement of this Note, as well as any applicable statute of limitations. No delay by Bank in exercising any power or right hereunder shall operate as a waiver of any power or right. Time is of the essence as to all obligations hereunder.

This Note is issued pursuant to the Loan Agreement, which is hereby incorporated by reference, and shall govern the rights and obligations of Borrower with respect to all obligations hereunder.

This Note is secured by a security interest in certain collateral, which security interest was granted by Borrower to Bank pursuant to the terms and conditions of the Loan Agreement and other documents or instruments referenced therein.

The obligations of each of Borrower hereunder shall be joint and several.

BORROWER AND BANK HEREBY WAIVE THEIR RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. This Note shall be deemed to be made under, and shall be construed in accordance with and governed by the laws of the State of California, excluding conflicts of laws principles.

Silicon Storage Technology, Inc.,
a California corporation

By: /s/ JACK K. LAI
Name: Jack K. Lai
Title: VP, CFO